Filed Pursuant to Rule 253(g)(2)

File No. 024-11735

SUPPLEMENT NO. 1

DATED SEPTEMBER 28, 2022

TO OFFERING CIRCULAR

This document supplements, and should be read in conjunction with, the offering circular of LunaDNA, LLC (the “Company”), dated September 28, 2022 (the “Offering Circular”). The purpose of this supplement is to disclose the information contained in the Company’s Semiannual Report on Form 1-SA, filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2022, and the Company’s Annual Report on Form 1-K, filed with the SEC on June 1, 2022. This supplement is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular.

SEMIANNUAL REPORT PURSUANT TO REGULATION A FOR THE FISCAL SEMIANNUAL PERIOD ENDED JUNE 30, 2022

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of LunaDNA, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 28, 2022 filed pursuant to Rule 253(g)(2) (as amended and supplemented) under the caption “Risk Factors,” which are incorporated herein by reference.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Overview

We were organized as a limited liability company under the laws of the State of Delaware on April 23, 2018. We are managed by LunaPBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We are building the world’s first and largest human health database, which we refer to as our Database, of self-reported genomic, phenotypic, medical, health and related data satisfying our requirements, which we refer to as Member Data. Our Database is owned by a community comprised of its members.

Operating Results and Trend Information

For the six months ended June 30, 2022, we generated revenues of $214,890 compared to $39,021 for the six months ended June 30, 2021.

Our Manager covered our expenses without reimbursement until March 31, 2020 pursuant to our Management Agreement. As such, no expenses were recorded during the period from December 5, 2018 to March 31, 2020. Our Manager continued to fund our operating expenses after March 31, 2020 and became entitled to reimbursement for such operational expenses. As such, beginning April 1, 2020, we have recorded our expenses as incurred and recognized a corresponding payable to our Manager. For the six months ended June 30, 2022 and 2021, expenses funded by our Manager on our behalf were $105,802 and $95,977. Expenses funded by our Manager have consisted primarily of general and administrative expenses including Database storage and financial reporting and compliance. Revenues and deferred revenues generated since July 1, 2020 were used to pay down the amount owed to our Manager for operational expenses. We may not generate revenues in excess of operational expenses for an indeterminate period of time. Since our expenses have exceeded our revenues, we have not incurred any management fees to our Manager under the terms of the Management Agreement. At June 30, 2022, the amount owed to the Manager for reimbursable expenses was $171,015.

Liquidity and Capital Resources

Our sole internal source of liquidity for the short and long term is revenues from operations. We earn revenues by providing researchers with access to de-identified Member Data regarding members of our Database who meet the researcher’s study eligibility criteria and choose to join the researcher’s study and through license fees, royalties and other payment streams derived from intellectual property acquired through collaborations with third parties with respect to Member Data. We may also receive compensation from researchers for identifying and recruiting potential members for targeted research. For the six months ended June 30, 2022 and 2021, all revenues derived from license fee, royalties and other payment streams were from collaborations with pharmaceutical companies and other non-profit organizations.

Our sole external source of liquidity has been payment or advances of expenses by our Manager, and we expect our Manager to continue to be our sole source of external liquidity for the foreseeable future. Our Manager covered our expenses without reimbursement from formation until March 31, 2020 pursuant to our Management Agreement. Our Manager is entitled to reimbursement for operational expenses accrued by the Company after March 31, 2020, and we are obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). We began to reimburse our Manager when we generated revenues from operations, however, our expenses have exceeded our revenues. Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager has funded its operations and our operations primarily by sales of equity and debt securities. As a result of the COVID-19 pandemic, our Manager conserved capital by delaying various planned expenditures for marketing of our Database as well as administration and financial reporting expenses for the Company. Our Manager plans to raise additional funds through sales of its equity securities to the extent necessary to fund our operations through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required again to delay various planned expenditures for marketing of our Database as well as administration and financial reporting expenses for the Company, which delays could materially adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

Item 2. Other Information

None

Item 3. Financial Statements

LunaDNA, LLC Financial Statements

Financial Statements as of June 30, 2022 (unaudited) and for the Period from January 1, 2022 to June 30, 2022 (unaudited)

LunaDNA, LLC

Balance Sheets

June 30, 2022 (unaudited) and December 31, 2022 (audited)

	June 30, 2022	December 31, 2021
Assets
Current Assets
Prepaid Expenses	$6,627	$2,224

Total Current Assets	6,627	2,224

Other Assets
Intangible Assets — Member Data	67,878	59,754

Total Other Assets	67,878	59,754

Total Assets	$74,505	$61,978

Liabilities and Members’ Capital
Current Liabilities
Accounts Payable and Accrued Expenses	$—	$19,633
Due to Members	38,764	32,827
Due to Manager	171,015	280,113

Total Current Liabilities	209,779	332,573
Members’ Capital (Deficit)
Members’ Share Capital (Deficit)	(135,274)	(270,595)

Total Members’ Capital	(135,274)	(270,595)

Total Liabilities and Members’ Capital	$74,505	$61,978

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Operations

For the interim periods from January 1, 2022 through June 30, 2022 (unaudited) and from January 1, 2021 to June 30, 2021 (unaudited)

	Six months ended June 30, 2022	Six months ended June 30, 2021
Revenues	$214,890	$39,021
Expenses
General and Administrative	80,965	63,037
Taxes	800	1,650

Total Expenses	81,765	64,687

Net Income (Loss)	$133,135	$(25,666)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Changes in Members’ Capital

For the period January 1, 2021 to December 31, 2021 (audited) and interim period January 1,

2022 to June 30, 2022 (unaudited)

Balance at December 31, 2020	$(127,314)
Contributions	5,921
Net Loss	(149,202)

Balance at December 31, 2021	$(270,595)

Contributions	2,186
Net Income	133,135

Balance at June 30, 2022	$(135,274)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statements of Cash Flows

For the interim periods from January 1, 2022 through June 30, 2022 (unaudited) and from January 1, 2021 to June 30, 2021 (unaudited)

Statement of Cash Flows

	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash Flows From Operating Activities
Net Income (Loss)	$133,135	$(25,666)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in Due to Manager	(109,098)	95,977
Change in Accounts Payable and Accrued Expenses	(19,633)	(26,565)
Change in Due to Members	5,937	8,337
Change in Prepaid Expenses	(4,403)	(5,560)
Deferred Revenue	—	(38,187)
Net Cash Provided by/(used in) Operating Activities	5,938	8,337
Net Cash Provided by/(used in) Investing Activities
Change in Member Data	(8,124)	(11,174)
Net Cash Provided by/(used in) Financing Activities
Members’ Share Capital	2,187	2,837
Net Increase (Decrease) in Cash and Cash Equivalents	0	0
Cash and Cash Equivalents, Beginning of Period	0	0
Cash and Cash Equivalents, End of Period	0	0
Supplemental disclosure of non-cash items:
Shares issued for member data	$2,186	$2,837
Shares to be issued for member data	$5,937	$8,337

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022

1. Organization and Purpose

LunaDNA, LLC (the “Company”), a Delaware limited liability company, was formed on April 23, 2018. The Company was formed to build, operate, maintain, query and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). The Company is building a human health database that is owned by a community comprised of its members which is referred to as the Database. The Database is comprised of self-contributed genomic, phenotypic, medical, health and related data satisfying our requirements, which is referred to as Member Data. The Company commenced principal operations on December 5, 2018 and began to generate revenues in 2020.

The Company has entered into a management services agreement (the “Management Agreement”) with LunaPBC, Inc. (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business and began to generate revenues in the second half of 2020, however, expenses have exceeded revenues and the Company has no cash or liquid assets at June 30, 2022.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Operational Expenses (defined in Note 9 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). While the Manager intends to continue to fund the Company’s expenses for the next 12 months and beyond, the Manager has not committed to the Company to fund any particular amounts for any of these purposes and may not have the financial resources to do so. The Company’s dependence on the Manager for funding of these expenses, losses incurred and lack of funds raise substantial doubt about the Company’s ability to continue as a going concern. The Manager’s ability to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager has funded its operations and the Company’s operations primarily by sales of its equity and debt securities. The Manager plans to raise additional funds through sales of equity securities to the extent necessary to fund the Company’s operations through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required again to delay various planned expenditures, which delays could adversely delay generation of revenues. Based on the uncertainties described above, the Company’s business plan does not alleviate the existence of substantial doubt about the Company’s ability to continue as a going concern.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company follows the provisions of the FASB’s ASC Topic 606, “Revenue from Contracts with Customers”. Under ASC Topic 606, there is a five-step process to revenue recognition as follows: 1) Identify the contract, 2) Identify the separate performance obligations, 3) Determine the total transaction price, 4) Allocate the transaction price to the performance obligations, and 5) Recognize revenues as the performance obligations are satisfied at a point in time or over time. For six month periods ended June 30, 2022 and 2021, all revenues were derived from license fee, royalties and other payment streams were from collaborations with pharmaceutical companies and non-profit organizations and are being recognized over time as the performance obligations are satisfied.

Income Taxes – The Company has elected to be taxed as a corporation and uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Impairment of Member Data – The Company is required to assess whether the value of its Member Data is impaired if events or changes in circumstances indicate that the carrying amount of the Member Data might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of Member Data, a significant change in the extent or manner in which the Member Data is used or a significant adverse change that would indicate that the carrying amount of the Member Data is not recoverable. No impairment indicators were noted as of or during six month periods ended June 30, 2022 and 2021.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Member Data

The Company established the value for the different types of Member Data, which was used to determine the number of shares issued in exchange for the contribution of such Member Data, based on the fair value as determined by an accepted standard. In using an accepted standard, the Company noted the absence of bona fide sales of similarly limited and revocable Member Data rights made within a reasonable time. The Company used three independent, market-based valuation methods to determine the fair value of Member Data received in exchange for the Company’s shares. The valuation of Member Data involved first estimating the fair value of Genotyping by DNA Genome-Wide Microarray or by Sequencing data, which is referred to as a GT file. Other genomic contributions were then valued in relation to the fair value of a GT file.

Each valuation method applied was based on observable, third-party market transaction data using either the market approach valuation technique or the income approach valuation technique. The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. The market approach bases the value measurement on what other similar unrelated enterprises or comparable transactions indicate the value to be. Specifically, investments by unrelated parties in comparable equity securities (or assets) of the subject enterprise or transactions in comparable equity securities (or assets) of comparable enterprises are evaluated. Financial and nonfinancial metrics may be used in conjunction with the market approach to estimate the fair value of the privately issued securities of the subject enterprise. The income approach uses valuation techniques that convert future amounts (for example, cash flows or income and expenses) to a single current amount (that is, discounted). The fair value measurement is estimated on the basis of the value indicated by current market expectations about those future amounts. The income approach obtains its conceptual support from its basic assumption that value emanates from expectations of future income and cash flows.

Two of the Company’s valuation methods were based off of the market approach and yielded values of $3.76 and $4.32 per GT file. The Company’s third valuation method was based off of the income approach and yielded a value of $2.46 per GT file. The Company established 50 shares per GT file to yield a baseline value per share (that is, $0.07) that enables it to value more precisely other Member Data types as a fraction or multiple of the value of the GT File.

5. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 252(g)(2) on September 28, 2022, the Company may issue up to 30,000,000 shares for an aggregate, maximum gross dollar offering of $2,100,000 in an offering (the “Offering”) qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares are not offered for cash but in exchange for genomic, phenotypic, medical, health and related data satisfying our requirements, which the Company refers to as Member Data. The aggregate offering price or aggregate sales for our shares is based on the fair value of Member Data as established by an accepted standard. At June 30, 2022, the Company has issued 415,904 shares at a fair value of $0.07 per share and 553,770 shares at a fair value of $0.07 per share have been earned but have not yet been issued.

The shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of our Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the Shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any shares.

Contributions

An individual may be admitted as a member and issued shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per share is not expected to exceed $0.02, as adjusted appropriately for any share dividend, share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds. Upon a member’s resignation or termination as a member or partial redemption of shares, the member will no longer be entitled to any further distributions with respect to the Shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

6. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon the admittance of another person as a member of the Company in December 2018. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another person as member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager had no obligation to make any contribution to, or pay any liabilities of, the Company, and had no right or entitlement to any distributions from the Company.

7. Related Party Transactions

The Company conducts various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 9). The Company and the Manager are under common control. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

8. Shares Issuable to Members

At June 30, 2022, 553,770 shares have been earned but not yet issued. These shares have been recorded as a liability of $38,763.90 on the balance sheet.

9. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of (i) 50% of the Net Revenues (defined below) of the Company; plus (ii) the amount of all Non-Profit Revenue (defined below) of the Company.

“Net Revenues” means (i) all revenue (excluding Non-Profit Revenue) recognized by the Company from (a) discovery activities, including marketing research or study recruitment, that derive value from the content contained in the Database (all of which queries and activities based on the results derived therefrom must be consistent with the applicable Purchaser Consent and Privacy Policy for the affected Members), and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses (as defined below), Operational Expenses borne by the Manager (See Note 9 – Expenses) or the Management Fee. See also Note 9 – Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

“Non-Profit Revenue” means all revenues recognized by the Company from transactions with corporations, trusts, unincorporated association, or other types of organizations (“Non-Profit Organizations”) that (i) are exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) have applied in good faith for a determination of such exemption from the Internal Revenue Service, or (iii) would be eligible to be so exempt, in the reasonable opinion of the Manager, if operated in the United States. Examples of Non-Profit Organizations include disease foundations, research organizations, and organizations for the benefit of minority or economically disadvantaged groups. License fees, royalties and other revenues earned from Collaboration IP (as defined below) generated through collaboration with a Non-Profit Organization are not Non-Profit Revenue and will be included in Net Revenues, even if such license fees, royalties and other revenues are paid by Non-Profit Organizations.

The Manager will determine the Management Fee with respect to Net Revenues and Non-Profit Revenue for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties including but not limited to pharmaceutical and biotechnology discovery companies (collectively, “Customers”), access to the Database for population-level research, and (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities. Excluded activities are:

•	Communication and member engagement services provided to Customers following a data discovery activity that identifies or provides contact information of members;

•	assisting Customers in collecting longitudinal data of identified members that is at the time of initial collection outside the Database;

•	the offer or sale of value added goods and services to members, whether by the Manager, an affiliate of the Manager or a third party offering goods or services that may be of interest to members;

•	professional services such as scientific consultation or project management; and

•	any and all other activities of the Manager that do not derive direct value from the content of the Database.

Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties that obtain access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager has reserved a non-exclusive right to use such properties in connection with its operations that are separate from those of the Company.

Expenses

The Manager was responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the Shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”). On December 2, 2021, the Company filed a new Regulation A Offering Statement with the SEC for the offering of shares (the “New Offering Statement”). The New Offering Statement was qualified by the SEC on September 28, 2022. The Manager agreed to pay the expenses associated with the New Offering Statement through December 31, 2021. After such date, there will be no further Organizational Expenses borne by the Manager.

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager.

For the six months ended June 30, 2022, expenses funded by the Manager on our behalf were $105,802. For the six months ended June 30, 2021, expenses funded by the Manager on our behalf were $95,977

10. Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measure by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets including the amount and timing of future taxable income and has determined that it is more likely than not that the $115,274 and $59,382 deferred tax assets will not be fully realized and has established a valuation allowance against those assets as of June 30, 2022 and June 30, 2021, respectively.

At June 30, 2022, the Company has federal and state (California) net operating loss carryforwards of approximately $321,122 and $319,522, respectively, which are available to offset future taxable income. The federal carryforwards are carried forward indefinitely and the state carryforwards will begin to expire by December 31, 2041. In addition, net operating loss carryforwards may be limited in the event of changes in ownership as defined by Internal Revenue Code Section 382.

The Financial Accounting Standards Board provides guidance regarding how uncertain tax positions that have been taken or are expected to be taken on a company’s tax return should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company believes that it has not taken any significant uncertain tax positions. Generally, the tax returns and amount of taxable income of the Company are subject to examination by federal and state taxing authorities during the three and four-year period, respectively, prior to the period covered by the consolidated financial statements.

11. Master Agreement with Genetic Alliance

In January 2019, the Manager entered into a Master Agreement (the “GA Agreement”), with Genetic Alliance (“GA”), a 501(c)(3) organization, in order to provide an upgrade path for GA participants to manage their health data contained in GA’s Platform for Engaging Everyone Responsibly (“PEER”). PEER participants are invited to join the LunaDNA platform and be eligible to receive shares when contributing their Member Data to the Database, subject to local regulations or laws, such as those governing securities, data rights, or data privacy.

The initial term of the GA Agreement ends in June 2025. Thereafter, the agreement will be automatically renewed annually unless previously terminated for convenience or terminated for breach.

The communities started transitioning from PEER in the second quarter of 2020 and continued to transition their participants and recruit new participants to the LunaDNA platform. Any data previously shared by a participant in PEER remains bound to the permissions the participant defined in PEER and has not been/will not be transitioned to the member accounts in the Database.

Certain expenses of hosting the PEER data became the responsibility of the Company after March 31, 2020 under the Management Agreement. PEER subsequently has been obsolesced and the Company accrued no hosting expenses for it during the six months ended June 30, 2022 or 2021.

In March 25, 2022, Genetic Alliance announced that its program, iHope Genetic Health, had been selected for a new global program from Amazon Web Services (“AWS”) supporting organizations that are developing solutions to advance health equity. A novel and critical part of the iHope Genetic Health program is the requirement that the data generated be given to the individuals and their families. The platform for these and other clinical data will be the Company’s platform.

12. Agreement with pharmaceutical company

In December 2019, the Manager signed a master services agreement and statement of work with a pharmaceutical company to create a virtual patient community around a specific disease indication to establish a better understanding of the disease through longitudinal collection and analysis of self-reported, longitudinal health information, DNA and electronic health record data. The formation of this community has the broader goal of inviting community members to enroll in a clinical trial. The agreement has an initial term of five years unless earlier terminated.

The Manager, with support from Genetic Alliance (see Note 11), has managed the program, developed a marketing & experience program, provided multilingual support, managed clinical lab and data integration, developed communications to assist with community formation and patient recruitment, enrolled patients in the Database for the study, managed patient requests and study updates, and established a private data analysis space where the study data can be stored and integrated with private data provided by the pharmaceutical company with the ability to perform queries and analysis. The agreement called for a minimum number of patients to be enrolled in the Database for the study and the Manager exceeded that minimum.

13. Agreement with Takeda Pharmaceutical Company Limited

On December 14, 2021, our Manager announced the launch of a digital drug discovery community in partnership with Takeda Pharmaceutical Company Limited to advance the understanding of and develop therapeutic interventions for patients with Mucopolysaccharidosis type II (MPS II), also known as Hunter syndrome. The program leverages whole-genome sequencing to create a rich, longitudinal data stream that can be viewed across different lenses between industry and the patient community. The comprehensive study – inclusive of input from patients and families, patient advocates, and patient-centric data stewardship – is designed to ensure that the most relevant clinical and behavioral features and key endpoints are incorporated in the drug discovery process. Access to these data streams, including medical history and patient-generated health data, will form the basis for discovery and development. Genetic Alliance is providing the partners with engagement and protocol expertise for this program to ensure study enrollment goals and support for study participants. The Database serves as the data visualization and analytics environment for this program.